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SEC 11016935)MMISSION)

ANNUAL AUDITED REPORT SEC Mail Processing
FORM X-17A-5 Section
PART III FEB 25 2011

SEC FILE NUMBER
8 – 40670

FACING PAGE Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/10_____ AND ENDING _____12/31/10_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fairfax Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98 San Jacinto Blvd, Ste 2020
_____
(No. and Street)

Austin   Texas   78701
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
_____
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane   **Flower Mound**   **Texas**   **75022**
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Charles Gregory Eden_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __**Fairfax Securities Corporation**_____, as of ___December 31_____, 20__10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

FAIRFAX SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1

FINANCIAL STATEMENTS

Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 8

SUPPLEMENTARY SCHEDULE

I. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	9

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)	10 – 11

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fairfax Securities Corporation

We have audited the accompanying statement of financial condition of Fairfax Securities Corporation as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfax Securities Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 11, 2011

1

FAIRFAX SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 35,375
TOTAL ASSETS	$ 35,375

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -

Stockholder's Equity

Common stock, 5,000 shares authorized, no par value,	
100 shares issued and outstanding	1,000
Additional paid-in capital	23,269
Retained earnings	11,106
TOTAL STOCKHOLDER'S EQUITY	35,375
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,375

See notes to financial statements.   2

FAIRFAX SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2010

Revenue

Consulting fees	$	31,500
Interest income		3
TOTAL REVENUE		31,503

Expenses

Occupancy and equipment		11,108
Professional fees		4,835
Regulatory expense		2,155
Other expenses		622
TOTAL EXPENSES		18,720

NET INCOME	$	12,783

FAIRFAX SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at December 31, 2009	100	$ 1,000	$ 23,269	$ (1,677)	$ 22,592
Net income	-	-	-	12,783	12,783
Balances at December 31, 2010	100	$ 1,000	$ 23,269	$ 11,106	$ 35,375

FAIRFAX SECURITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 12,783
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Change in assets and liabilities	
Decrease in payable to shareholder	(3,789)
Net cash provided by operating activities	8,994
Net increase in cash	8,994
Cash at beginning of year	26,381
CASH AT END OF YEAR	$ 35,375

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Fairfax Securities Corporation (the Company) was organized in September 1988 as a Virginia corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company has no active customers as of this date but is preparing to approach one or more institutional investors.

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Revenue Recognition</u>

The Company recognizes consulting fees when earned under the respective agreements.

<u>Income Taxes</u>

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open Federal tax years include the tax years ended December 31, 2007 through December 31, 2009.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $35,375 and $5,000, respectively. The Company's net capital ratio was zero to 1.

Note 3 - Income Taxes

The Company's current year taxable income was fully offset by prior years' net operating loss carryforwards; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward remaining of approximately $4,000 available to offset future taxable income, which expires in 2029. The net operating loss carry forward creates a deferred tax asset of approximately $600; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 4 - Office Lease

The Company currently leases office space under a sublease agreement expiring in June 2011. The monthly lease payment is $1,108. Office rent for the year totaled $11,108 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Related Party Transactions/Concentration of Revenue

The sole shareholder generated substantially all of the Company's revenue for the year ended December 31, 2010.

Note 6 - Concentration of Credit Risk

The Company has $35,375 or 100%, of its total assets in cash held at a national broker/dealer.

Note 7 - Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2010, through February 11, 2011, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

FAIRFAX SECURITIES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2010

Total stockholder's equity qualified for net capital	$ 35,375
Total deductions and/or charges	-
Net Capital	$ 35,375
Aggregate indebtedness	$ -
Computation of basic net capital requirement Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 30,375
Ratio of aggregate indebtedness to net capital	Zero to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as by Fairfax Securities Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Phillip V. George, PLLC
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Fairfax Securities Corporation

In planning and performing our audit of the financial statements of Fairfax Securities Corporation (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10

4421 Wanda Ln.   Flower Mound, TX 75022-5446   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 11, 2011

11